

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 30, 2013

<u>Via E-mail</u>
Paul A. Pittman
Executive Chairman, President and
Chief Executive Officer
Farmland Partners Inc.
8670 Wolff Court, Suite 240
Westminster, CO 80031

> **Re: Farmland Partners Inc.**
> **Draft Registration Statement on Form S-11**
> **Submitted December 3, 2013**
> **CIK No. 0001591670**

Dear Mr. Pittman:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2.   Please provide us with copies of all graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to the time we complete our review.

3.   Please provide us with support for all quantitative and qualitative business and industry data used in the prospectus. For example only, we note your disclosure in the "Industry Overview and Market Opportunity" section starting on page 93. Clearly mark the specific language in the supporting materials that supports each statement. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

4.   We note your disclosure on page 7 regarding the appraisal values of each of the properties in your initial portfolio and on page 10 indicating that the number of OP units issuable to prior investors was determined in part based on the appraised value of the properties. Please revise your disclosure to clarify whether these appraisals were conducted by third parties. To the extent such appraisals were conducted by third parties, please provide an analysis as to why such values are not expertized disclosure requiring a consent as per Rule 436. Refer to Securities Act Sections Compliance and Disclosure Interpretation 141.02.

Cover Page of Prospectus

5.   Please revise your disclosure to provide the name of the lead or managing underwriter and to provide a brief description of the nature of the underwriting arrangements or advise. Please refer to item 501(b)(8) of Regulation S-K.

Prospectus Summary, page 1

6.   We note your extensive disclosure regarding your market, your strengths and your strategies in the "Our Market Opportunity," "Our Competitive Strengths" and "Our Business and Growth Strategies" sections. Your summary section should be balanced with an equally prominent discussion of the risks and obstacles you face in implementing your business strategy. Please revise your summary as appropriate, including more specifically describing the risks associated with your business and this offering.

Our Company, page 1

7.   We note your disclosure here and throughout your registration statement that, upon completion of the offering, substantially all of the farmland in your initial portfolio will be leased to entities controlled by Mr. Pittman. Please revise your disclosure to identify the time frame in which such leases will be executed. For example only, please explain

whether the leases will be executed prior to the offering or after the completion of the offering. In addition, as appropriate, please revise your disclosure to address any risks that such leases might not be executed upon completion of the offering or advise. Please also revise your disclosure here to identify the entities controlled by Mr. Pittman that will lease substantially all of your properties.

8.   We note your disclosure on page 2 that your lease structure "will help insulate [you] from the variability of farming operations and reduce [y]our credit-risk exposure to farm-operator tenants." Please revise to include balancing disclosure to address the fact that you remain subject to the risks associated with the variability of farming operations from year to year and the credit risk of your tenants in part due to the fact that you have triple-net leases or advise. Please also include a discussion of the risks associated with the fact that your leases are short-term.

Summary Risk Factors, page 8

9.   We note your disclosure that, upon completion of the offering and the formation transactions, affiliates will own a substantial interest in your company. Please revise your disclosure to include a comparison in percentages of the securities being offered to the public and those issued or to be issued to affiliated persons or advise. Please refer to Item 3(b)(1) of Form S-11.

Formation Transactions, page 9

10.   We note your disclosure regarding your credit facility. Please revise your disclosure, as appropriate, to address the status of your negotiations concerning the credit facility and the likelihood that you will enter into the credit facility. In addition, if appropriate, please revise your risk factor disclosure to address the uncertainty regarding your credit facility or advise.

Excluded Assets and Businesses, page 16

11.   We note your disclosure regarding the properties owned by Messrs. Pittman and Hough that will not be contributed to you in the formation transactions. We also note that, based on the website for Pittman Farms located at http://www.pittmanfarms.com/, Paul A. Pittman owns agricultural land in California. Please revise your disclosure to address the property in California or advise.

Homestead Exemption Policy, page 16

12.   We note your disclosure regarding the Homestead Exemption Policy. Please revise your disclosure to explain whether the counties in which Mr. Pittman and his affiliates may acquire additional farmland are in close proximity to the properties in your initial portfolio and whether such properties may be consistent with your investment strategy.

In addition, please revise your disclosure to clarify the meaning of Mr. Pittman's "affiliates" as used in this policy.

Risk Factors, page 21

We may be required to permit the owners of the mineral rights . . . . , page 33

13.   You disclose that other persons may own the rights to any minerals, such as oil and natural gas, that may be located under the surfaces of your properties. You also note that, under these agreements, you expect that you will be required to permit third parties to enter your properties for the purpose of drilling and operating oil or gas wells on the premises. Please expand your disclosure to clarify the extent to which any of your properties are currently subject to these mineral rights agreements.

Use of Proceeds, page 53

14.   Please revise your disclosure to include the terms of any indebtedness to be repaid. In addition, as appropriate, please explain that you have no current specific plan for the proceeds and to discuss the principal reasons for the offering or to identify the principal purposes for which the net proceeds are intended to be used and the approximate amount intended to be used for each such purpose. Please refer to item 504 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results . . . , page 60

15.   We note your disclosure on page 62 that your revenues are generated from renting farmland to operators of farming businesses. You state that the leases typically have terms of between one and three years and that the existing tenant typically has the right to renew the lease. You also disclose on pages 66, F-17, and F-31 that all of the leases in the periods presented were for a term of one year and had no renewal options. Since the terms of Predecessor's historical and current leases appear to differ from the terms of the leases you intend to have in-place upon completion of the offering, please clarify this fact when discussing your historical results and discuss your Predecessor's historical experience with re-executing leases with the same tenant although no renewal options were in place. Also, tell us and disclose in your filing, where appropriate, how you intend to terminate the existing leases in order to enter into the new leases with your current tenants. Clarify if any termination fees will be incurred, and compare the terms of the historical leases to the new expected lease terms in more detail. Your discussion should include, but not be limited to, the length of the leases, renewal options, and rental rates. We may have further comment.

16.   We note your disclosure on page 29 that your Predecessor's auditor identified and communicated a material weakness related to the failure to implement an effective system of internal controls over financial reporting and that you may face the same material weakness. Please provide a discussion in this section regarding how this

deficiency affected the financial statements of your Predecessor and what steps management has taken to remedy this deficiency. Please note that your Management's Discussion and Analysis section should discuss the material trends or uncertainties which have an effect on your financial statements. Please refer to Instruction 2 to Item 303(a) of Regulation S-K.

Results of Operations, page 67

17.   Please revise your disclosure to discuss the historical occupancy rates and rental rates charged for the properties for the last five years that will be included in your initial portfolio or advise.

18.   Please revise your discussion regarding the changes in your total operating revenues to address period to period changes in same store performance. In addition, within your same store performance comparison, please revise your disclosure to address the relative impact of occupancy and rental rate changes. Please also clearly define how you have determined the properties that are included in the same store pool.

Comparison of Nine Months Ended September 30, 2013 and September 30 . . . , page 71

19.   We note your explanation that your Predecessor's net cash used in operating activities increased from period to period primarily as a result of a difference in the timing of payments of cash rents. Please expand this disclosure to explain how the payment timing changed from period to period and the reason for this change. Please also explain the payment terms in your Predecessor's leases. For example only, please explain whether 100% of the rent was due prior to the start of the spring planting season.

Non-GAAP Financial Measures, page 73

Funds from Operations, page 73

20.   We note that you present FFO and your definition notes that you have excluded gains and losses from property dispositions because you believe that these do not relate to and are not indicative of your operating performance. However, we also note that you had a gain on sale of assets in 2011 in the amount of $28,291 that you have not excluded from your 2011 measure of FFO. Please clarify and explain your treatment of this gain in your FFO measure; expand your disclosure accordingly.

Our Business and Properties, page 77

21.   We note your disclosure here and elsewhere in the registration statement that 36 of the 38 properties in your initial portfolio will be leased to affiliated parties and that the annual rents on those leases represent approximately 35-45% of the revenue expected to be produced by farm operations at each respective property. We also note that the rent for

one of the two properties in your initial portfolio that will be leased to a third party is equal to 25% of the revenue from the tenant's harvest for each year. Please revise your disclosure to discuss this disparity and to indicate whether the affiliated lease terms are consistent with the market and are sustainable for farm tenant operators from year to year.

22.   We note your disclosure here and elsewhere that you will enter into triple-net leases with your farm operator tenants. Please revise your disclosure to describe how you will evaluate and monitor your tenant credit quality or advise. In addition, we note your disclosure on page 5 and throughout your registration statement that an opportunity for growth will be farms that are undercapitalized, overleveraged, mismanaged or with some other unforeseen circumstance whose owners might be interested in sale-leaseback transactions. Please revise your disclosure to explain the credit risks involved with having these owners as tenants under triple-net leases or advise.

23.   Please revise your disclosure to provide the principal provisions of the leases that you will execute with your affiliated tenants and that you will assume in the formation transactions or advise. For example only, please explain whether tenants have the ability to sublease the property subject to the leases without your consent.

24.   We note that 13.1% of the total acres in your initial portfolio will relate to the Baca, Colorado farm, which is leased to a third party tenant. Please identify the tenant that leases this property and discuss the principal nature of this tenant's business.

Focus on Current Rental Income Generation and Long-Term Appreciation, page 80

25.   We note your disclosure regarding Mr. Pittman's sale of the Eaton farm. Please advise us whether this sale is representative of Mr. Pittman's real estate purchases and sales. If not, please revise this disclosure so that it properly reflects Mr. Pittman's overall experience.

Leased Properties, page 83

26.   We note that the lease for the Baca farm is a variable-rent lease. Please describe the payment terms of this lease or advise. For example only, please explain when the tenant will pay the amounts due on the lease.

Our Initial Portfolio, page 87

27.   For each of the properties in your initial portfolio, please state the nature of the title to or interest in the land and provide a discussion of the material encumbrances on each property. For each of your debt obligations secured by your properties, please indicate whether the obligation represents recourse or non-recourse debt. Please refer to Item 14(b) of Form S-11.

28.   We note that the lease on the Crane Creek farm will be assumed by you in connection with the formation transactions. Please revise your table to include footnote disclosure to explain the principal terms of this lease. For example only, please explain whether the 2014 contractual rent is a fixed annual rental payment or is estimated based on your Predecessor's prior experience pursuant to the variable-rent lease.

Farmland, page 88

29.   We note your disclosure here that nearly all of the farmland you own is tillable. However, according to your table on page 87, approximately 236 acres on the Baca, Colorado property is not tillable. Please revise your disclosure to explain why 236 acres on the Baca property is not tillable or advise.

Description of Tenants, page 89

30.   We note your disclosure throughout your registration statement that Mr. Pittman controls both Astoria Farms and Hough Farms. However, we also note your disclosure that Mr. Pittman has a 19.0% indirect partnership interest in Hough Farms, while Mr. Hough has a 28.0% indirect partnership interest in Hough Farms. In light of this disclosure, please advise us how Mr. Pittman controls Hough Farms or revise your disclosure as appropriate.

U.S. Cropland as an Asset Class, page 102

31.   We note your references here and elsewhere to the NCREIF Farmland Index. Please provide a description of the index, including its components, and discuss whether it is representative of the agricultural investment market as a whole.

Certain Relationships and Related Party Transactions, page 126

32.   For each of the related party transactions identified, please ensure that you have included all of the information required by Item 404(a) of Regulation S-K or advise. For example only, please identify each related person's interest in the transaction with the registrant and the approximate dollar value of the amount of the related person's interest in the transaction. In addition, we note that Mr. Hough's affiliates and certain other members of Mr. Hough's family have interests in FP Land as well as Pittman Farms and Hough Farms, which will be the tenants of 84.0% of the properties in your initial portfolio. Please ensure that your disclosure reflects these interests as appropriate. Please refer to Instruction 1 to Item 404(a) of Regulation S-K.

Formation Transactions, page 126

33.   We note that the initial properties are currently owned indirectly by FP Land, which is indirectly owned by Mr. Pittman, Mr. Hough, Mr. Hough's affiliates and certain other members of Mr. Hough's family. Please revise your disclosure to identify the entities through which FP Land owns the initial properties or advise. In addition, please clarify here and in the summary what you mean by prior investors who are Farmland Partners affiliates and prior investors other than the Farmland Partners affiliates.

Financings and Leverage Policy, page 139

34.   We note your disclosure here and elsewhere regarding your use of leverage. Please revise to provide your targeted leverage or advise. In addition, please balance this disclosure with appropriate disclosure in your risk factors detailing the risks associated with leverage.

Excluded Assets and Businesses, page 142

35.   Please revise your disclosure to describe the extent that any of the other business activities in which Messrs. Pittman and Hough are engaged will compete with you for tenants or for investment opportunities or advise.

Other Relationships, page 191

36.   We note your disclosure that some of your underwriters and their affiliates have prior relationships with you or your affiliates. Please revise your disclosure to discuss these relationships in detail or advise.

Index to Financial Statements, page F-1

37.   It does not appear that you included financial statements of the registrant, Farmland Partners, Inc. Please revise to include in accordance with Regulation S-X, or advise.

Pro Forma Consolidated Financial Statements, page F-2

38.   Please fill in the pro forma financial statements in your next amendment.

39.   You state that the acquisition of the Ownership Entities in connection with your formation transactions will represent a transaction between entities under common control because Paul A. Pittman owns a controlling interest in the Ownership Entities. Please explain to us how you determined that the transaction is between entities under common control; clarify each of the ownership interests in FP Land, LLC and indicate the managing member of the LLC. Please revise your disclosure accordingly.

Note 2 – Adjustments to the Pro Forma Consolidated Income Statement, page F-7

(EE), page F-8

40.   We note that you plan to include an adjustment for additional general and administrative expenses as a result of becoming a public company. Please provide more detail regarding the break-out of this adjustment and how you determined that the amounts are factually supportable in accordance with Article 11 of Regulation S-X.

Financial Statements of FP Land LLC, page F-10

Notes to Combined Consolidated Financial Statements, page F-14

Note 1 – Organization and Significant Accounting Policies, page F-14

41.   You disclose that these financial statements retroactively reflect the consolidated equity ownership structure of FP Land LLC as if it had been formed as of January 1, 2011. You also note that the equity structure is presented retroactively on the basis of common management and common ownership of the Ownership Entities by Paul A. Pittman. Please provide us with more details regarding this conclusion. Please separately address which entities were under common management versus common control, and clarify how you determined control in each situation in more detail.

Revenue Recognition, page F-17

42.   You disclose that rental income includes rents and reimbursements of real estate taxes that each tenant pays in accordance with the terms of the respective lease. Please clarify this accounting policy and disclose whether rent is recognized on a straight-line basis. Address your policy for rent that is based on fixed payments versus percentage of farming revenues separately, if applicable.

Exhibit Index

43.   Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review. In addition, we note the exhibit list includes "form of" agreements and other documents. Please advise us if you do not intend on filing final, executed agreements or other documents prior to effectiveness of the registration statement.

44.   We note your disclosure on page 4 and elsewhere in your registration statement regarding your secured revolving credit facility. In addition, we note your disclosure on page 9 and elsewhere in your registration statement regarding the FP Land Merger Agreement. Please file these agreements as exhibits to your registration statement or advise. Please refer to Item 601(b) of Regulation S-K.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact William Demarest at (202) 551-3432 or me at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Beth Frohlichstein at (202) 551-3789 or Jennifer Gowetski at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jessica Barberich

Jessica Barberich
Assistant Chief Accountant

cc: John Good, Esq. (Via E-mail)